# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Venus Concept Inc., CIK 0001409269
CUSIP: 92332W303
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 235 Yorkland Blvd., Suite 900, Toronto, Ontario Canada (A6), M2J 4Y8
Date of event which requires filing of this statement: 03/31/2025
Amends the filing with accession number 0001193125-24-200680
Filed by CIK 0001612343
Persons authorized to receive notices and communications: R. Scott Barry, 21 Waterway Avenue, Suite 225, The Woodlands, Texas (TX), 77380, (281) 364-1555

## Reporting persons
- EW Healthcare Partners, L.P. (CIK 0001612343): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 433,276; shared voting power 0; sole dispositive power 466,903; shared dispositive power 0; aggregate amount beneficially owned 466,903 (43.2% of the class)
  Comment: Row, 7, 9 and 11. See Item 5. below.
- EW Healthcare Partners-A, L.P. (CIK 0001736240): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 17,432; shared voting power 0; sole dispositive power 18,786; shared dispositive power 0; aggregate amount beneficially owned 18,786 (2.6% of the class)
  Comment: Row, 7, 9 and 11. See Item 5. below.
- Essex Woodlands Fund IX-GP, L.P. (CIK 0001652285): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 450,708; shared voting power 0; sole dispositive power 485,689; shared dispositive power 0; aggregate amount beneficially owned 485,689 (44.3% of the class)
  Comment: Row, 7, 9 and 11. See Item 5. below.
- Essex Woodlands IX, LLC (CIK 0001652286): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 450,708; shared voting power 0; sole dispositive power 485,689; shared dispositive power 0; aggregate amount beneficially owned 485,689 (44.3% of the class)
  Comment: Row, 7, 9 and 11. See Item 5. below.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Venus Concept Inc.
Address of issuer's principal executive offices: 235 Yorkland Blvd., Suite 900, Toronto, Ontario Canada (A6), M2J 4Y8
Comment:
This Amendment No. 13 ("Amendment No. 13") amends Amendment No. 12 to Schedule 13D filed on August 14, 2024 ("Amendment No. 12," and, as amended, the "Amended Schedule 13D"), and relates to the Reporting Persons' beneficial ownership of shares of the common stock, par value $0.0001 per share (the "Common Stock"), of Venus Concept Inc. (the "Issuer").

Only those items that are hereby reported are amended; all other items reported in the Amended Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 13 have the meanings ascribed to them in the Amended Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 13 is being filed jointly by EW Healthcare Partners L.P., a Delaware limited partnership ("EWHP"), EW Healthcare Partners-A L.P., a Delaware limited partnership ("EWHP-A"), Essex Woodlands Fund IX-GP, L.P., a Delaware limited partnership ("Essex IX Fund GP"), and Essex Woodlands IX, LLC, a Delaware limited liability company ("Essex IX General Partner" and, collectively with EWHP, EWHP-A and Essex IX Fund GP, the "Reporting Persons"). The managers of the Reporting Persons are Martin P. Sutter, R. Scott Barry, Ronald Eastman, Petri Vainio and Steve Wiggins (collectively, the "Managers"). The Managers may exercise voting and investment control over the shares of Common Stock only by majority action of the Managers. Each individual Manager disclaims beneficial ownership over the shares of Common Stock except to the extent of his respective pecuniary interest therein.
Residence or business address: The address of the principal business of each of the Reporting Persons is 21 Waterway Avenue, Suite 225, The Woodlands, Texas 77380.
Present principal occupation or employment: The principal business of EWHP and EWHP-A is growth capital investments. The principal business of Essex IX Fund GP is to act as the general partner of EWHP and EWHP-A. The principal business of Essex IX General Partner is to act as the general partner of Essex IX Fund GP.
Criminal convictions in the last five years: None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: EWHP is a Delaware limited partnership; (EWHP-A is a Delaware limited partnership; (Essex IX Fund GP is a Delaware limited partnership; and Essex IX General Partner is a Delaware limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item reported in the Amended Schedule 13D remains unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 13 have the meanings ascribed to them in the Amended Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 13 is being filed to report that the beneficial ownership of Common Stock by the Reporting Persons has decreased by more than 1% as a result of an increase in the number of Common Stock outstanding.

In addition, on March 3, 2025, the Issuer effected a 1-for-11 reverse stock split (the "Reverse Stock Split") of its issued and outstanding Common Stock by the filing of a Certificate of Amendment of Certificate of Incorporation with the Secretary of State of the State of Delaware pursuant to the Delaware General Corporation Law. The Reverse Stock Split became effective at 5:00 p.m. Eastern Time on March 3, 2025, and began trading on a Reverse Stock Split-adjusted basis as of the opening of the Nasdaq Capital Market on March 4, 2025. As a result of the Reverse Stock Split, every 11 shares of Common Stock issued and outstanding were automatically reclassified into one new share of Common Stock. The Reverse Stock Split did not modify any rights or preferences of the shares of Common Stock. Proportionate adjustments were made to the exercise or conversion prices and the number of shares underlying the Issuer's outstanding equity awards, convertible securities and warrants, as well as to the number of shares issued and issuable under the Issuer's equity incentive plans. The conversion ratio of the Issuer's preferred stock was also be proportionately adjusted with respect to shares of preferred stock issued and outstanding before the Reverse Stock Split. The Common Stock issued pursuant to the Reverse Stock Split remains fully paid and non-assessable. The Reverse Stock Split did not affect the number of authorized shares of Common Stock or the par value of the Common Stock. Accordingly, all disclosure relating to the number of shares of Common Stock in this Amendment No. 13 reflects the effect of the Reverse Stock Split.

Except as described in this Amendment No. 13, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and, depending upon one or more of the factors referred to above, may in the future propose that the Issuer take one or more such actions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
TOTAL OUTSTANDING SHARES. According to the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, filed with the Securities and Exchange Commission (the "SEC") on March 31, 2025, the number of shares of the Issuer's Common Stock outstanding on March 26, 2025 was 709,130 shares.

As of the date of filing of this Amendment No. 13, the Reporting Persons are the beneficial owners of (i) 99,021 shares of the Issuer's Common Stock (95,190 shares held by EWHP and 3,831 shares held by EWHP-A), (ii) 90,913 shares of the Issuer's Common Stock (87,397 shares held by EWHP and 3,516 shares held by EWHP-A), issuable upon conversion of 1,500,000 shares of Voting Convertible Preferred Stock, par value $0.0001 per share, of the Issuer (1,441,983 shares held by EWHP and 58,017 shares held by EWHP-A), acquired in November 2022 (the "Junior Preferred Stock"), (iii) 99,127 shares of the Issuer's Common Stock (95,292 shares held by EWHP and 3,835 shares held by EWHP-A), issuable upon conversion of the Senior Convertible Preferred Stock, par value $0.0001 per share, of the Issuer ("Senior Preferred Stock"), which are convertible within 60 days of the date hereof (for the avoidance of doubt, these shares are subject to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market as noted below), (iv) 949 shares of the Issuer's Common Stock issuable upon the exercise of Warrants held by EWHP-A, which were exercisable beginning on May 7, 2020, (v) 23,596 shares of the Issuer's Common Stock issuable upon the exercise of Warrants held by EWHP, which were exercisable beginning September 16, 2020, (vi) stock options issued to R. Scott Barry as a director of the Issuer for the benefit of the Reporting Persons to purchase 749 shares of the Issuer's Common Stock (720 shares held for the benefit of EWHP and 29 shares held for the benefit of EWHP-A), which will be exercisable within 60 days of the date hereof, and (vii) 171,334 shares of Common Stock issuable upon conversion of secured subordinated convertible notes ("Notes") (164,708 shares held by EWHP and 6,626 shares held by EWHP-A), which are convertible within 60 days of the date hereof, and which amount is inclusive of 25,995 shares of Common Stock issuable to pay accrued interest on the Notes (calculated through March 31, 2025) and payable as of the date of filing of this Amendment No. 13 (24,990 shares held by EWHP and 1,005 shares held by EWHP-A).

The shares of the Issuer's Common Stock shown to be beneficially owned before the date of this filing exclude (a) 271,954 shares of the Issuer's Common Stock issuable upon conversion of 1,121,789 shares of Senior Preferred Stock held by EWHP and (b) 10,941 shares of the Issuer's Common Stock issuable upon conversion of 45,127 shares of Senior Preferred Stock held by EWHP-A, as such conversions cannot occur within 60 days after the date hereof due to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market.

Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. The number of shares listed in Row 9, Row 10 and Row 11 for each Reporting Person includes the shares of Common Stock held by the Reporting Person, shares of Common Stock issuable upon conversion of shares of Junior Preferred Stock held by the Reporting Person, shares of Common Stock issuable upon conversion of shares of Senior Preferred Stock held by the Reporting Person within 60 days of the date hereof (subject to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market), shares of Common Stock issuable upon the exercise of the Warrants held by the Reporting Person, shares of Common Stock issuable upon exercise of the stock options held by the Reporting Person, and shares of Common Stock issuable upon the conversion of the Convertible Notes held by the Reporting Person.

Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated including 709,130 shares of the Issuer's Common Stock outstanding as of March 26, 2025, plus 90,913 additional shares of the Issuer's Common Stock, which are issuable upon conversion of the Junior Preferred Stock held by the Reporting Persons (87,397 shares held by EWHP and 3,516 shares held by EWHP-A), plus 99,127 additional shares of the Issuer's Common Stock (95,292 shares held by EWHP and 3,835 shares held by EWHP-A), which are issuable upon conversion of the Senior Preferred Stock held by the Reporting Persons within 60 days of the date hereof (for the avoidance of doubt, these shares are subject to limitations on convertibility imposed by the rules and regulations of the Nasdaq Capital Market described in above), plus 24,545 additional shares of the Issuer's Common Stock which are issuable upon exercise of the Warrants held by the Reporting Persons (23,596 shares held by EWHP and 949 shares held by EWHP-A), plus 749 additional shares of the Issuer's Common Stock which are issuable upon exercise of the options issued to R. Scott Barry as a director of the Issuer for benefit of the Reporting Persons (720 shares held for the benefit of EWHP and 29 shares held for the benefit of EWHP-A) and exercisable within the next 60 days of the date hereof, plus 171,334 shares of Common Stock issuable upon conversion of the Notes (164,708 shares held by EWHP and 6,626 shares held by EWHP-A), which are convertible within 60 days of the date hereof, and which amount is inclusive of 25,995 shares of Common Stock issuable to pay accrued interest on the Notes (calculated through March 31, 2025) and payable as of the date of filing of this Amendment No. 13 (24,990 shares held by EWHP and 1,005 shares held by EWHP-A).

All amounts are treated as converted into Common Stock only for the purpose of computing the percentage ownership of each Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth above in Item 5(a) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: None
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item reported in the Amended Schedule 13D remains unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 13 have the meanings ascribed to them in the Amended Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Joint Filing Agreement, dated April 10, 2025

## Signatures
- EW Healthcare Partners, L.P.: /s/ R. Scott Barry, Essex Woodlands Fund IX-GP, L.P., Its General Partner, Essex Woodlands IX, LLC, Its General Partner, R. Scott Barry, Manager (04/10/2025)
- EW Healthcare Partners-A, L.P.: /s/ R. Scott Barry, Essex Woodlands Fund IX-GP, L.P., Its General Partner, Essex Woodlands IX, LLC, Its General Partner, R. Scott Barry, Manager (04/10/2025)
- Essex Woodlands Fund IX-GP, L.P.: /s/ R. Scott Barry, Essex Woodlands IX, LLC, Its General Partner, R. Scott Barry, Manager (04/10/2025)
- Essex Woodlands IX, LLC: /s/R. Scott Barry, R. Scott Barry, Manager (04/10/2025)